UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SAHARA MEDIA HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.003 per share
(Title of Class of Securities)

787092105
(CUSIP Number)

Thomas Belesis John Thomas Financial, Inc. 14 Wall Street, 5th Floor New York, NY 10005 212-299-7801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	787092105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Thomas Financial, Inc. 13-3900883
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2% (based on shares of common stock outstanding as of September 29, 2008
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.003 per share (the "Common Stock"), of Sahara Media Holdings, Inc., a Delaware corporation (the "Company"). The address of the Company’s principal executive offices is 75 Franklin Street, 2nd Floor, New York, NY 10013.

Item 2. Identity and Background

This statement is being filed by John Thomas Financial, Inc. (“JTF”).

JTF is a New York corporation and a broker-dealer with a business address of 14 Wall Street, 5th Floor, New York, NY 10005.

During the last five years, JTF has not been convicted in a criminal proceeding.

During the last five years, JTF has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which JTF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On September 17, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Sahara Media Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of the Company (the “Subsidiary”) and Sahara Media, Inc., a Delaware corporation (“Sahara”).   Pursuant to the Merger Agreement, which closed on September 17, 2008 (the “Closing Date”), the Subsidiary merged into Sahara, such that Sahara became a wholly owned subsidiary of the Company (the “Merger”). Pursuant to the Merger Agreement, the Company issued 18,150,000 shares of the Company’s common stock to the shareholders of Sahara, representing approximately 61.7% of the Company’s aggregate issued and outstanding common stock following the closing of the Merger and the Private Placement (defined below), and the outstanding shares of common stock of Sahara were transferred to the Company and cancelled.

In connection with the Merger Agreement, the Company entered into a series of identical subscription agreements (the “Subscription Agreements”) with accredited investors (the “Investors”), pursuant to which, concurrent with the closing of the Merger on the Closing Date, the Company issued and sold units, with each unit consisting of 100,000 shares of common stock and five-year warrants to purchase 100,000 shares of common stock with an exercise price of $2.50, for a purchase price of $125,000 per unit (the “Private Placement”). Pursuant to the Private Placement, the Company issued and sold to the Investors an aggregate of 6,526,191 shares of common stock and five-year warrants to purchase 6,526,191 shares of common stock  with an exercise price of $2.50, for an aggregate purchase price of $8,157,678.41.

JTF, a broker-dealer which is a member of the Financial Industry Regulatory Authority, was retained as the exclusive placement agent for the Private Placement. JTF received a commission of $815,767.84 (equal to 10% of the gross proceeds) and a non-accountable expense allowance of $244,730.35 (equal to 3% of the gross proceeds). JTF also received a finder’s fee of $200,000 in connection with the Merger, and a success fee of $400,000, based on the receipt of gross proceeds of at least $8,000,000. Upon exercise of the Investor Warrants, JTF will receive a 10% commission and a 3% non-accountable expense allowance. In addition, Sahara has retained JTF to assist Sahara with its investment banking requirements on an exclusive basis for a period of one year, pursuant to which, on the Closing Date, JTF was issued five-year warrants to purchase 1,000,000 shares of common stock of MFI with an exercise price of $1.30 (the “Broker Warrants”). The Brokers Warrants are exercisable on a cashless basis. JTF will also be issued one share of common stock of the Company for every four Investor Warrants that are exercised within 12 months of the date on which the registration statement registering the resale of the common stock underlying such Investor Warrants has been declared effective by the SEC, and Sahara retained JTF as a consultant for a monthly fee of $10,000. Also, in connection with the Merger, on the Closing Date, JTF was issued 3,000,000 shares of the Company’s common stock.

Item 4. Purpose of Transaction

JTF was issued the securities for services in connection with the Merger and Private Placement. JTF did not acquire the securities for the purpose of acquiring control of the Company.

JTF does not have a definitive plan, arrangement or understanding to seek to cause the Company to be merged, reorganized or liquidated, to sell or transfer any assets of the Company, to cause the Company to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

JTF beneficially owns 4,000,000 shares of Common Stock of the Company (including 1,000,000 shares underlying warrants with an exercise price of $1.30), which in aggregate represents 13.2% of the Company’s Common Stock based on 29,394,191 shares of Common Stock issued and outstanding as of September 29, 2008.  JTF has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, JTF has not effected any other transaction in any securities of the Company in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Letter agreement, dated May 21, 2008, between Sahara and JTF (incorporated by reference to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 24, 2008)

Exhibit 99.2	Amendment to letter agreement, dated August 1, 2008, between Sahara and JTF (incorporated byreference to the Company’s Form 8-K filed with the Securities and Exchange Commission onSeptember 24, 2008)

Exhibit 99.3	Amendment No. 2 to letter agreement, dated August 11, 2008, between Sahara and JTF(incorporated byreference to the Company’s Form 8-K filed with the Securities and ExchangeCommission on September 24, 2008)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 2, 2008

John Thomas Financial, Inc.

By:  /s/ Thomas Belesis

Title: Chief Executive Officer